Dear Member,

  Historic production on the property is several hundred thousand ounces of Gold from three seperate mines.
  Newmont Mining the previous owners spent $500,000 doing geochemistry, geophysics and builing roads and pads bringing the project to drill ready status.
  Numerous chip samples over one ounce of gold per ton and up to 2.24 ounces gold per ton including visible gold both in rock chip samples and drill core.
  At least two vein sets with up to 7,000 feet of strike length.
  100% ownership and leases in a large land position with over 80 claims covering 800 hectares in the highly productive Sierra mining District of north central Nevada.
  Mesothermal systems are known to contain high gold grades, extend to significant depths, and traditionally yield very large numbers of ounces.

Dun Glen Project - Monroe Mines

"The high gold and silver values, the potential overall strike-length of about 1.5 miles, and the potential for significant dip extent requires that a modern exploration effort be undertaken. This property clearly warrants an aggressive exploration effort. Claim acquisition should begin as soon as possible."

Ken Snyder, 27 Ju ly 20 01
Chief Geologist at Newmont Gold

From a memo to Pierre Lasonde then Chairman of Franco Nevada now Chairman of Newmont Gold post merger with Franco Nevada. Ken Snyder was then chief geologist at Franco Nevada and became chief geologist at Newmont Gold.

"The Sierra Claims possess significant potential for gold resources additional to those postulated for the Dun Glen. Numerous gold mineralized, quartz veins cutting lithologies identical to those of the Dun Glen Project imply that bonanza-grade gold deposits may occur in the Sierra Claims. In addition outcrops of true jasperoids. traditional Carlin-type pathfinder metal enrichment, and leached, altered "dirty" carbonates on the claims suggest a potential for bulk tonnage epithermal gold deposits."

Charles Sulfrian, 21 Octo ber 20 03
General Supervisor for Exploration Drilling and Senior Geologist

Charles Sulfrian, Exploration Manager, brings more than twenty-five years geologic experience to the company. After three years in energy minerals, he started work at what became Barrick's Gold Strike Mine along northeastern Nevada's Carlin Trend in Janu ary of 19 81. In Ap ril of 19 82, while staking claims over what would become the Post Deposit, Charles sampled altered and mineralized jasperoids outcropping within the claims. These samples proved to be the initial discovery leading to the first rotary holes drilled into the Post Oxide Deposit. (The first hole drilled at Post intercepted 120 feet of 0.280 opt gold from 320 to 440 feet deep.) During his tenure with WSMC and Barrick Gold Corporation Charles spent four years as District Geologist for Barrick Gold investigating exploration and acquisition opportunities throughout the western US. He returned to the Goldstrike Mine in Septem ber 19 91 to assume the duties of General Supervisor for Exploration Drilling and Senior Geologist.

"The Dun Glen Prospect has good exploration potential for high-grade ore bodies with the possibility to reach or exceed a total of 1 million ounces."

Tel: 1.866.465.3616
Email: info@goldenpatriotcorp.com	Web: http://www.goldenpatriotcorp.com